October 30, 2014

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Demandware, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

SEC File No. 001-35450

Dear Mr. Gilmore:

Set forth below, please find the response of Demandware, Inc. (the “Company”) to the comments regarding the above referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in the Staff’s letter to the Company dated October 21, 2014. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 43

1.	We note your response to prior comment 4. Although we understand that the backlog amount does not include overage fees as these amounts are not firm, the disclosure of backlog and the amount of backlog not reasonably expected to be filled within the current fiscal year is a requirement per Item 101(C)(1)(viii) of Regulation S-K. Please confirm that in future filings you will provide this required disclosure.

Response:	In future annual filings beginning with the Company’s Form 10-K for the year ended December 31, 2014, the Company will include disclosure of backlog and the amount of backlog not reasonably expected to be filled within the current fiscal year.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.	We have reviewed your response to prior comment 5 and it remains unclear to us how you concluded that implementation services do not have value to the customer on a standalone basis. In this regard, we note that your response indicates that implementation services are sold separately by third party vendors, which appears to meet the criteria for separation of these services under ASC 605-25-25-5(a). We would also note that the fact that third party vendors sell such services provides evidence that the services represent the culmination of a separate earnings process. Please explain in further detail why you believe that the implementation services do not do not have value to the customer on a standalone basis.

Response:	The Company respectfully advises the Staff that “implementation services” in the Company’s filings to date, are nonrefundable up-front fees or “set up services” as discussed in SAB TOPIC 13.A.3(f). While the Company’s third-party partners do sell set up services to the Company’s customers, the Company believes that the following facts and circumstances indicate that the set up services sold in conjunction with the Company’s software as a service offering are not considered to have stand-alone value. Customers are unable to access or use, and thus benefit from, the Company’s software as a service offering until the set-up services have been completed. The set up services performed by the Company or our third party partners can only be utilized by the individual customer who has received the subscription services as the integration and configuration set up is customized to each customer’s back-end environment, and a customer cannot resell the delivered services on a stand-alone basis. In the Company’s prior response, the Company intended to convey that while third party vendors can provide these set up services, these services are provided only in conjunction with the customer signing a master subscription agreement for the Company’s subscription services. Therefore, because these set up services are highly dependent on its subscription service and are not purchased absent the existence of an agreement to purchase the subscription services, the Company believes that it does not meet the criteria for separation of these services under ASC 605-25-25-5(a). The customer cannot ascribe a value to these set up services without the underlying subscription to the Company’s software as a service offering, as these set up services only integrate and configure the customer’s back-end systems to Demandware’s platform. These set up services cannot be used to integrate and configure any other system.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, the Company would be glad to have a telephone conference call at your convenience. Please contact me at (781) 425-1215 to arrange such a call.

Sincerely,

/s/ Timothy M. Adams

Timothy M. Adams

EVP & Chief Financial Officer

Demandware, Inc.

cc:	David Edgar

Staff Accountant

Christine Davis

Assistant Chief Accountant

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